                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Koll Real Estate Group, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   50043410 5
              ----------------------------------------------------
                                 (CUSIP Number)

                              Bridge Partners, L.P.
                        c/o Carson Street Partners, Inc.
                            Attn: Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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CUSIP No. 50043410 5
-------------------------------------------------------------------------------
1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person
                              Bridge Partners, L.P.
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
                  WC
-------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                    Delaware
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                               264,273
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                -0-
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                 264,273
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                          -0-
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     264,273
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                            / /
-------------------------------------------------------------------------------


--------------
   (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Carson Street Partners, Inc. and John W. Gildea.

                                Page 2 of 9 Pages

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13       Percent of Class Represented By Amount in Row (11)
                           Approximately 2.24%(2)
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           PN
-------------------------------------------------------------------------------


--------------
   (2) Based on approximately 11.8 million shares outstanding as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 1997.

                                Page 3 of 9 Pages

CUSIP No. 50043410 5
-------------------------------------------------------------------------------
1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person
                          Carson Street Partners, Inc.
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
                  AF
-------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                    Delaware
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                               264,273
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                -0-
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                 264,273
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                          -0-
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     264,273
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                            / /
-------------------------------------------------------------------------------


--------------
   (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Bridge Partners, L.P. and John W. Gildea.

                                Page 4 of 9 Pages

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13       Percent of Class Represented By Amount in Row (11)
                           Approximately 2.24%(2)
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           CO
-------------------------------------------------------------------------------


--------------

   (2) Based on approximately 11.8 million shares outstanding as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 1997.

                                Page 5 of 9 Pages

CUSIP No. 50043410 5
-------------------------------------------------------------------------------
1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person
                                 John W. Gildea
-------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
-------------------------------------------------------------------------------
3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
                  AF
-------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                                     U.S.A.
-------------------------------------------------------------------------------
                           7        Sole Voting Power
  Number of                               -0-
   Shares                  ----------------------------------------------------
Beneficially               8        Shared Voting Power
  Owned By                                264,273
    Each                   ----------------------------------------------------
  Reporting                9        Sole Dispositive Power
   Person                                 -0-
    With                   ----------------------------------------------------
                           10       Shared Dispositive Power
                                          264,273
-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                     264,273
-------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                            / /
-------------------------------------------------------------------------------


--------------
   (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Bridge Partners, L.P. and Carson Street Partners, Inc.

                                Page 6 of 9 Pages

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13       Percent of Class Represented By Amount in Row (11)
                           Approximately 2.24%(2)
-------------------------------------------------------------------------------
14       Type of Reporting Person
                           IN
-------------------------------------------------------------------------------


--------------
   (2) Based on approximately 11.8 million shares outstanding as reported on the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 1997.

                                Page 7 of 9 Pages

         This Amendment No. 2 to the Schedule 13D filed on July 24, 1995, as amended by Amendment No. 1 to the Schedule 13D filed on June 10, 1996 (the "Schedule 13D") on behalf of John W. Gildea, Bridge Partners, L.P. and Carson Street Partners, Inc. (collectively, the "Reporting Persons") is being filed as a final amendment to the Schedule 13D and relates to the Common Stock of Koll Real Estate Group, Inc. (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

         On August 19, 1997, the United States Bankruptcy Court for the District of Delaware confirmed the Issuer's Prepackaged Plan of Reorganization (the "Prepackaged Plan") pursuant to which, among other things, there was (i) a reclassification and combination of each share of the Issuer's Series A Preferred Stock and Class A Common Stock outstanding prior to the effective date of the Prepackaged Plan into one and three-quarter (1.75) shares and one (1) share, respectively, of common stock of the Issuer, and (ii) a reverse stock split of all outstanding shares of capital stock of the Issuer on a one for one hundred (1:100) basis, such that upon completion of the recapitalization of the Issuer, the Reporting Persons have beneficial ownership of 264,273 shares of common stock of the Issuer out of approximately 11.8 million outstanding shares of common stock outstanding, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 1997. As such, the Reporting Persons are no longer beneficial owners of more than five percent of the Common Stock of the Issuer.

                                Page 8 of 9 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 1997

BRIDGE PARTNERS, L.P.

By:  CARSON STREET PARTNERS, INC.,
     General Partner

     By: /s/ John W. Gildea
         --------------------------------------
         Name:   John W. Gildea
         Title:  Chief Executive Officer and President

CARSON STREET PARTNERS, INC.

By: /s/ John W. Gildea
    --------------------------------------
    Name:   John W. Gildea
    Title:  Chief Executive Officer and President

By: /s/ John W. Gildea
    --------------------------------------
     Name:  John W. Gildea


                                Page 9 of 9 Pages